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                          September 26, 2022

       John J. Harrington
       Partner
       Baker & Hostetler LLP
       Key Tower, 127 Public Square
       Suite 200
       Cleveland, OH 44114

                                                        Re: AIM ImmunoTech Inc.
                                                            Preliminary Proxy
Statement filed by Jonathan Jorgl et al.
                                                            Filed September 23,
2022
                                                            File No. 001-27072

       Dear Mr. Harrington:

              We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       PRRN14A filed on September 23, 2022

       General

   1. We note your response to Comment 3. We do not necessarily agree with your analysis or conclusion but have no
further comment at this time.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please direct any questions to Michael Killoy at 202-551-7576 or Christina Chalk at 202-
       551-3263.
 John J. Harrington
Baker & Hostetler LLP
September 26, 2022
Page 2

FirstName LastNameJohn J. Harrington   Sincerely,
Comapany NameBaker & Hostetler LLP
                                       Division of Corporation Finance
September 26, 2022 Page 2              Office of Mergers & Acquisitions
FirstName LastName